Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to combined fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” are defined as income before taxes plus fixed charges less capitalized interest. “Fixed charges” consist of interest expensed and capitalized and an estimate of interest within rent expense.

(Dollars in thousands)	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes	$(658,190)	$183,124	$46,075	$406,687	$872,926	$430,958
Fixed charges, as shown below	178,229	279,163	292,958	285,784	289,123	240,177
Amortization of capitalized interest	6,770	8,278	6,520	4,978	6,595	5,836
Equity in income of investees, net of distributions	(13,094)	(39,821)	(20,095)	(11,548)	(17,463)	(7,996)
Interest capitalized	(1,767)	(13,573)	(43,717)	(38,054)	(15,547)	(13,393)
Noncontrolling Interest	—	—	1,386	397	—	—

Adjusted Earnings	$(488,052)	$417,171	$283,127	$648,244	$1,135,634	$655,582

Fixed charges:
Interest on indebtedness, expensed or capitalized	$151,954	$237,137	$262,915	$258,096	$263,891	$218,425
Interest within rent expense	26,275	42,026	30,043	27,688	25,232	21,752

Total Fixed Charges	$178,229	$279,163	$292,958	$285,784	$289,123	$240,177

Ratio of Earnings to Fixed Charges(1)	(2.74)	1.49	0.97	2.27	3.93	2.73

(1) For the nine months ended September 30, 2015, our earnings would have needed to have been higher by $667 million for our ratio of earnings to fixed charges to be 1.00.